September 17, 2025

Travis Trawick
Chief Executive Officer
FullPAC, Inc.
1206 Laskin Road, Suite 201-o
Virginia Beach, VA 23451

        Re: FullPAC, Inc.
            Offering Statement on Form 1-A
            Filed September 8, 2025
            File No. 024-12661
Dear Travis Trawick:

       This is to advise you that we do not intend to review your offering statement.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A,
Rule 257 of Regulation A requires you to file periodic and current reports, including a Form
1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Kate Beukenkamp at 202-551-3861 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Rick Werner